UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

BOSTON RESTAURANT ASSOCIATES, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

101122109

(CUSIP Number)

March 17, 2006

(Date of Event which Requires Filing of this Statement)

Dolphin Offshore Partners, L.P.
c/o Dolphin Asset Management Corp.
129 East 17th Street
New York, New York 10003
Telephone: (212) 982-5071
Attn: Peter E. Salas

with a copy to:

Gary J. Simon
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004
Telephone: (212) 837-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 101122109	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSONS Peter E. Salas S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,302,811
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,302,811
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,302,811
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.9%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 101122109	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSONS Dolphin Management Inc. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,302,811
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,302,811
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,302,811
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.9%
14	TYPE OF REPORTING PERSON* CO

CUSIP No.101122109	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSONS Dolphin Advisors, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,717,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,717,223
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,717,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON* CO

CUSIP No.101122109	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSONS Dolphin Offshore Partners, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES ENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,585,588
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,585,588
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,585,588
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%
14	TYPE OF REPORTING PERSON* PN

CUSIP No.101122109	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSONS Dolphin Direct Equity Partners, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,717,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,717,223
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,717,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON* PN

CUSIP No.101122109	SCHEDULE 13D	Page 7 of 10

This Amendment (“Amendment No. 4”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):  Peter E. Salas (“Mr. Salas”), Dolphin Management Inc., a New York corporation (“Dolphin Management”), Dolphin Advisors, LLC, a New York limited liability company (“Dolphin Advisors”), Dolphin Offshore Partners, L.P., a Delaware limited partnership (“Dolphin Offshore”), and Dolphin Direct Equity Partners, L.P., a Delaware limited partnership (“Dolphin Direct”). Mr. Salas, Dolphin Management, Dolphin Advisors, Dolphin Offshore and Dolphin Direct are collectively referred to as the “Reporting Persons.” Mr. Salas is a United States citizen.

This Amendment No. 4 amends the Schedule 13D originally filed by the Reporting Persons with the Commission on September 23, 2005 (the “Original Schedule 13D”), as amended by Amendment No. 2 filed with the Commission on October 12, 2005 (“Amendment No. 2”) and Amendment No. 3 filed with the Commission on December 13, 2005 (“Amendment No. 3”). The Original Schedule 13D, together with Amendment No. 2 and Amendment No. 3, are collectively referred to as the “Schedule 13D.”

All terms used but not defined in this Amendment No. 4 are as defined in the Schedule 13D. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 3 of the Schedule 13D is amended and supplemented as follows:

Item 3.  Source and Amount of Funds or Other Consideration

Under the terms of the Merger Agreement (as defined in Item 4), the common stockholders of the Company, with the potential exception of the shares of common stock held by George R. Chapdelaine, Fran V. Ross, Anthony Buccieri, and John P. Polcari Jr. (collectively, the “Contributing Stockholders”), would be entitled to receive an amount equal to $0.70, without interest, per share of common stock. Each of the Contributing Stockholders is either an executive officer of the Company or a member of the board of directors of the Company or both. Pursuant to the terms of the certificate of designation relating to the Company’s outstanding 1,147,056 shares of preferred stock (470,588 shares of which are owned by Dolphin Offshore), as a result of the Merger Agreement, each holder of such preferred stock would be entitled to receive upon closing a liquidation preference as set forth in such certificate of designation, without interest, as well as the product of the number of shares of common stock that such shares of preferred stock are convertible into immediately prior to the Merger and $.70, without interest.

CUSIP No.101122109	SCHEDULE 13D	Page 8 of 10

Item 4 of the Schedule 13D is amended and supplemented as follows:

Item 4.  Purpose of Transaction

On March 17, 2006, Boston Restaurant Associates, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Dolphin Direct and Braidol Acquisition Corp., a wholly-owned subsidiary of Dolphin Direct (“Merger Sub”), whereby Merger Sub will merge (the “Merger”) with and into the Company with the Company surviving the Merger. Under the terms of the Merger Agreement, the common stockholders of the Company, with the potential exception of the shares of common stock held by the Contributing Stockholders, would be entitled to receive an amount equal to $0.70, without interest, per share of common stock. Each of the Contributing Stockholders is either an executive officer of the Company or a member of the board of directors of the Company or both. Pursuant to the terms of the certificate of designation relating to the Company’s outstanding 1,147,056 shares of preferred stock (470,588 shares of which are owned by Dolphin Offshore), as a result of the Merger Agreement, each holder of such preferred stock would be entitled to receive upon closing a liquidation preference as set forth in such certificate of designation, without interest, as well as the product of the number of shares of common stock that such shares of preferred stock are convertible into immediately prior to the Merger and $.70, without interest. The consummation of the Merger is subject to customary closing conditions, including the approval of the stockholders of the Company. The Company is required to pay certain of Dolphin’s expenses.

As of the date hereof, Dolphin holds 46.9% of the Company’s common stock. Peter Salas, a member of the Company’s Board of Directors, is President of Dolphin Asset Management Corp., an affiliate of Dolphin, and its related companies.

A copy of the Merger Agreement is attached hereto as Exhibit 6 and is incorporated herein by reference.  The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such Exhibit 6.

The Company intends to file with the Securities and Exchange Commission (the “SEC”) a proxy statement and other relevant documents in connection with the proposed Merger. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement and other documents filed by the Company with the SEC, when they become available, at the SEC's web site at http://www.sec.gov. The Company and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from its security holders in connection with the proposed Merger. Information concerning the interests of the Company's participants in the solicitation is set forth in the Company's most recent proxy statement and Annual Report on Form 10-K (filed with the

CUSIP No.101122109	SCHEDULE 13D	Page 9 of 10

SEC on August 8, 2005 and July 22, 2005, respectively) and will be set forth in the proxy statement relating to the merger when it becomes available.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Item 7.	Material to be filed as Exhibits
Exhibit 1.
Subscription Agreement between Dolphin Offshore Partners, L.P. and Boston Restaurant Associates, Inc. dated as of January 20, 2005. Incorporated by reference to Exhibit 3 to the Company’s Current Report on Form 8-K dated January 20, 2005.

Exhibit 2.
Rights Agreement between Dolphin Offshore Partners, L.P. and Boston Restaurant Associates, Inc. dated as of January 20, 2005. Incorporated by reference to Exhibit 1 to the Company’s Current Report on Form 8-K dated January 20, 2005.

Exhibit 3.	Letter to Boston Restaurant Associates, Inc. on behalf of Dolphin Direct Equity Partners, L.P. dated December 7, 2005. Previously filed.
Exhibit 4.	Schedule 13D Joint Filing Agreement. Previously filed.
Exhibit 5.	Stock Purchase Agreement dated as of October 10, 2005 by and among Dolphin Direct Equity Partners, L.P., Roger Lipton, Mary Lipton and RHL Associates, L.P. Previously filed.
Exhibit 6.
Merger Agreement dated as of March 17, 2006 by and among Dolphin Direct Equity Partners, L.P., Boston Restaurant Associates, Inc. and Braidol Acquisition Corp. Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 22, 2006.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

March 23, 2006

/s/ Peter E. Salas
PETER E. SALAS

DOLPHIN MANAGEMENT INC.

By:	/s/ Peter E. Salas
Name:	Peter E. Salas
Its:	President

DOLPHIN OFFSHORE PARTNERS, L.P.

By:	Dolphin Management Inc.
Its:	Managing Partner

By:	/s/ Peter E. Salas
Name:	Peter E. Salas
Its:	President

DOLPHIN ADVISORS, LLC

By:	Dolphin Management Inc.
Its:	Managing Member

By:	/s/ Peter E. Salas
Name:	Peter E. Salas
Its:	President

DOLPHIN DIRECT EQUITY PARTNERS, LP

By:	Dolphin Advisors, LLC
Its:	Managing Partner

By:	Dolphin Management, Inc.
Its:	Managing Member

By:	/s/ Peter E. Salas
Name:	Peter E. Salas
Its:	President